

March 24, 2015

Via E-Mail
Deirdre A. Mahlan
Chief Financial Officer
Diageo plc
Lakeside Drive
Park Royal
London NW 10 7HQ
England

  Re: **Diageo plc**
    Form 20-F for the Fiscal Year Ended June 30, 2014
    Filed August 12, 2014
    File No. 001-10691

Dear Ms. Mahlan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/Tia L. Jenkins

      Tia L. Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel, and
      Mining